February 23, 2007

Ms. April Sifford

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re: McNab Creek Gold Corp. (the "Company")

      Form 10KSB/A for the Fiscal Year Ended March 31, 2006

      Filed August 21, 2006

      File No. 000-50915

I am providing the following responses to your letter dated January 25th, 2007 addressed to myself.

Form 10-KSB for the Fiscal Year Ended March 31, 2006

1. The 10KSB has been amended and includes an updated report from our current auditor. Our previous auditor issued a letter covering the Fiscal Year Ended March 31, 2005, this letter was issued on June 26, 2005 and included in the 10KSB for that fiscal year and filed on July 18, 2005..

2. The auditors' report for the Fiscal Year Ended March 31, 2006 (page 16) states the following:

"The Company's financial statements as at March 31, 2005 were audited by other auditors whose report dated June 26, 2005, included an explanatory paragraph regarding the Company's ability to continue as a going concern. The financial statements for the period from February 15, 2001 (date of inception) to March 31, 2005 reflect a total net loss of $124,878 of the related cumulative totals. The other auditors' reports have been furnished to us, and our opinion, insofar as it relates to amounts included for such prior periods, is based solely on the reports of such other auditors."

Therefore, we believe the financial statements correctly reflect an audited period from inception to March 31, 2005 and March 31, 2006.

3. On March 16, 2006 the Company filed an Item 4.01 8-K, with exhibits, announcing the change of auditors.

4. The company has revised the certification pages to be compliant with Item 601 of Regulation S-B and have included revised Exhibits 31 and 32 with the amended 10KSB filing.

Yours truly,

/s/ Christopher Turley

McNab Creek Gold Corp.